FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Donner Minerals Ltd.
(Translation of registrant’s name into English)

Suite 1360, 605 Robson Street, Vancouver, BC Canada V6B 5J3
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓  Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________  No: : ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Donner Minerals Ltd.
        Registrant

Dated: February 25, 2005   By: /s/David Patterson, CEO

 DONNER MINERALS LTD.
                                                                     Number: 001-05
Dated:  February 24, 2005                                          TSX Venture Exchange Symbol: DML
            Frankfurt Stock Exchange Symbol: DNL

VANCOUVER (February 24, 2005) - Mr. David Patterson, Chief Executive Officer of Donner Minerals Ltd., announces that the Company has filed a Notice of Intention to Distribute Securities under Section 2.8 of Multilateral Instrument 45-102 (Resale of Securities) to sell 3,800,000 common shares of Knight Resources Ltd.

The 3,800,000 common shares will be sold, by arranged sales, upon the expiry of the seven day notice period. The majority of the sales will be through the facilities of the TSX Venture Exchange.

The proceeds of the sale will be used to exercise the 3,800,000 warrants of Knight that the Company holds. Upon completion of the sale and warrant exercise, the Company will hold approximately 20% (12,360,750) of Knight’s common shares. It is the Company’s intention to hold these shares in order to have a significant exposure to, and an indirect interest in, Knight and Anglo American’s West Raglan Project.

ON BEHALF OF THE BOARD OF
DONNER MINERALS LTD.

“David Patterson”
Chief Executive Officer

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

Donner Minerals Ltd.
157 Alexander Street, 3rd Floor, Vancouver, V6A 1B8, British Columbia Canada
Telephone: (604) 683-0564 Fax: (604) 602-9311 or Toll Free: 1-800-909-8311